                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities and Exchange Act of 1934
                              (Amendment No. #1)<F*>

                        MILLER EXPLORATION COMPANY
                             (Name of Issuer)


                       COMMON STOCK $0.01 PAR VALUE
                      (Title of Class of Securities)

                                600533 10 0
                              (CUSIP Number)

                           Stephen C. Waterbury
                        Warner Norcross & Judd LLP
                           900 Old Kent Building
                           111 Lyon Street, N.W.
                     Grand Rapids, Michigan 49503-2487
                               (616)752-2000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             FEBRUARY 15, 1999
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     <F*> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  600533 10 0               13 D               PAGE 2 OF 6 PAGES

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                              Kelly E. Miller

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS              OO, IN

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES           7.   SOLE VOTING POWER             1,102,303 <F1>

BENEFICIALLY OWNED BY      8.   SHARED VOTING POWER              94,324 <F2>

EACH REPORTING             9.   SOLE DISPOSITIVE POWER        1,102,303 <F1>

PERSON WITH                10.  SHARED DISPOSITIVE POWER         94,324 <F2>

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             1,196,627 <F1><F2>

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            9.5%

14.  TYPE OF REPORTING PERSON (See Instructions)                   IN

<F1> Includes options for 2,270 shares with an exercise price of
$8.80/share that are exercisable after 2/9/99 and options for 63,730 shares with an exercise price of $8.00/share that are also exercisable after 2/9/99.

<F2> Includes 10,300 shares purchased on behalf of minor children.

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.  600533 10 0               13 D               PAGE 3 OF 6 PAGES

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Miller and Miller, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES           7.   SOLE VOTING POWER                          0

BENEFICIALLY OWNED BY      8.   SHARED VOTING POWER                   84,024

EACH REPORTING             9.   SOLE DISPOSITIVE POWER                     0

PERSON WITH                10.  SHARED DISPOSITIVE POWER              84,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                         84,024

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [X]<F**>

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.7%

14.  TYPE OF REPORTING PERSON (See Instructions)                      CO

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**>EXCLUDES SHARES BENEFICIALLY OWNED BY KELLY E. MILLER.

     This Amendment is being filed to amend the original Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on February 19, 1998.

ITEM 1    SECURITIES AND ISSUER

     This statement relates to the ownership of shares of common stock, $.01 par value, of Miller Exploration Company (the "Company") and options to purchase shares of common stock of the Company as of February 9, 1999. The address of the executive office of the Company is 3104 Logan Valley Road, Traverse City, Michigan 49684. This statement is being filed jointly on behalf of (1) Kelly E. Miller and (2) Miller and Miller, Inc.

ITEM 2    IDENTITY AND BACKGROUND

(1)
     (a)  Name: Kelly E. Miller
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Mr. Miller is the President, Chief Executive Officer, and a director of the Company. The Company is an independent oil and gas exploration and production company.
     (d) Mr. Miller has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Miller has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Miller is a citizen of the United States of America.

(2)
     (a) Name and state of organization: Miller and Miller, Inc., a Michigan corporation.
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Business purpose: Miller and Miller, Inc. is an oil and gas exploration company.
     (d) Miller and Miller, Inc. has not been convicted in a criminal proceeding during the previous five years.
     (e) Miller and Miller, Inc. has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Miller was granted 60,000 shares of restricted stock pursuant to a restricted stock agreement in conjunction the Company's initial public offering in February 1998. If Mr. Miller remains employed by the Company and does not breach the terms of the restricted stock agreement, his conditional right to the 60,000 shares of the restricted stock vests at cumulative annual increments of one-half of the total number, beginning on the first anniversary of the February 9, 1998. Thus, 30,000 of Mr. Miller's restricted shares have vested as of February 9, 1999.

     Mr. Miller has purchased shares of the Company's common stock over the past 12 months. Mr. Miller used his personal funds for all the acquisitions listed below. All of these shares were purchased in open market transactions. Mr. Miller acquired 10,000 shares in February; 2,500 shares in July; 1,000 shares in August; 5,000 shares in September; 33,500 shares in October; and 5,000 shares in December.

       DATE        AMOUNT OF FUNDS         SOURCE
     ---------     ---------------     --------------
     2/25/1998        $78,750          personal funds
      7/1/1998         $7,750          personal funds
      7/7/1998         $3,813          personal funds
     7/16/1998         $3,813          personal funds
     7/20/1998         $3,813          personal funds
     8/28/1998         $5,500          personal funds
      9/2/1998         $5,375          personal funds
      9/3/1998         $5,000          personal funds
      9/4/1998         $5,000          personal funds
     9/24/1998        $10,000          personal funds
     10/8/1998        $14,246          personal funds
     10/9/1998       $140,000          personal funds
     12/1/1998        $13,875          personal funds
     12/2/1998         $9,000          personal funds

     In addition, Mr. Miller purchased 10,300 shares of the Company's common stock on behalf of his minor children. Mr. Miller used his personal funds for all of the acquisitions listed below. All of these shares were purchased in open market transactions. These purchases included 400 shares in February; 2,000 in July; and 7,900 in August for the following amounts:

       DATE        AMOUNT OF FUNDS         SOURCE
     ---------     ---------------     --------------
      2/9/1998         $3,200          personal funds
     7/20/1998        $11,438          personal funds
     7/24/1998         $3,813          personal funds
     8/24/1998        $25,988          personal funds
     8/25/1998        $19,600          personal funds
     8/28/1998         $2,213          personal funds

     On February 9, 1999, Mr. Miller was awarded 1,399 shares as a result of the Company's matching contributions under the 401(k) savings plan. On the matching date, the value of the 1,399 shares was $5,771. On February 15, 1999, Kelly E. Miller, as trustee of the Kelly E. Miller Trust, dated February 21, 1989, also acquired 3,609 shares as an annuity payment pursuant to the terms of the Kelly E. Miller Retained Annuity Trust #1, trusteed by C.E. Miller and dated November 3, 1997. The dollar amount of shares transferred from that trust to Kelly E. Miller, as trustee of the Kelly E. Miller Trust, was $12,631.

ITEM 4    PURPOSE OF TRANSACTION

(1) Mr. Miller acquired the shares as an investment. Mr. Miller intends for the Company to continue its business of oil and gas exploration and production. Mr. Miller intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

(2) Miller and Miller, Inc. acquired the shares as an investment. Miller and Miller, Inc. intends for the Company to continue its business of oil and gas exploration and production. Miller and Miller, Inc. intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(1) Mr. Miller is the beneficial owner of 1,196,627 shares of the Company's common stock, or approximately 9.5% of its outstanding shares. Mr. Miller holds the sole power to vote and dispose of 1,102,303 of these shares. This total includes 66,000 shares underlying options that Mr. Miller currently has the right to acquire.

     Mr. Miller holds the shared power to vote and dispose of 94,324 of the 1,196,627 shares. Mr. Miller shares the power to vote and the power to dispose of 84,024 of these shares with Miller and Miller, Inc. Mr. Miller shares the power to vote and the power to dispose of the other 10,300 shares with his minor children.

Mr. Miller has conducted the following recent transactions in the Company's common stock:

     (a) Mr. Miller purchased 3,000 shares of common stock on December 1, 1998 at a price per share of $4.625. Mr. Miller purchased these shares on the open market.

     (b) Mr. Miller purchased 2,000 shares of common stock on December 2, 1998 at a price per share of $4.50. Mr. Miller purchased these shares on the open market.

     (c) Mr. Miller has an option to acquire 2,270 shares of common stock at an exercise price of $8.80 as of February 9, 1999.

     (d) Mr. Miller has an option to acquire 63,730 shares of common stock at an exercise price of $8.00 as of February 9, 1999.

     (e) Mr. Miller was awarded 1,399 shares of common stock on February 9, 1999 as a result of the Company's matching contributions under the 401(k) savings plan.

     (f) On February 15, 1999, the Kelly E. Miller Trust, trusteed by Mr. Miller and dated February 21, 1989, was awarded 3,609 shares of common stock as an annuity payment from the Kelly E. Miller Retained Annuity Trust #1, trusteed by C.E. Miller and dated November 3, 1997. The shares were transferred from the trust to Mr. Miller, as trustee of the Kelly E. Miller Trust, at a share price of $3.50.

(2) Miller and Miller, Inc. is the beneficial owner of 84,024 shares of the Company's common stock, or approximately 0.7% of its outstanding shares. Miller and Miller, Inc. has shared power to vote and dispose of these shares. Miller and Miller, Inc. shares the power to vote and the power to dispose of these shares with Kelly E. Miller.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

     The following exhibits are furnished with this Schedule 13D:


      EXHIBIT NUMBER          DOCUMENT

          99.1                Joint Filing Agreement

          99.2                Members of Group

          99.3                Power of Attorney. Previously
                              filed as an exhibit to the
                              Schedule 13D of Mr. Miller
                              filed on February 19, 1998,
                              and here incorporated by
                              reference.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 1999               /S/ KELLY E. MILLER
                                        Kelly E. Miller




                                   MILLER AND MILLER, INC.

                                   KELLY E. MILLER TRUST



                                   By /S/ KELLY E. MILLER
                                      Kelly E. Miller, Trustee



                                   *By /S/ TASHIA L. RIVARD
                                       Tashia L. Rivard, Attorney-in-Fact

                            EXHIBIT INDEX


     EXHIBIT NUMBER           DOCUMENT

          99.1                Joint Filing Agreement

          99.2                Members of Group

          99.3                Power of Attorney. Previously
                              filed as an exhibit to the
                              Schedule 13D of Mr. Miller
                              filed on February 19, 1998,
                              and here incorporated by
                              reference.


































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